Mail Stop 4561

November 4, 2008

Mr. David Lichtenstein
Chief Executive Officer
Lightstone Value Plus Real Estate Investment Trust II, Inc.
326 Third Street
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed October 6, 2008**
> **File No. 333-151532**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Estimated Use of Proceeds, page 65

1.   Footnote (1) to the table states that Lightstone SLP II, LLC will pay all dealer manager fees and selling commissions. Please revise to clarify, if true, that you are responsible for paying these fees and commissions and that you intend to use the proceeds from the sale of OP units to pay those fees, consistent with the disclosure on page 1 of the prospectus. Also, please clarify that the OP units will be purchased by Lightstone SLP II, LLC rather than your sponsor.

Adverse Business Developments, page 72

2.   According to an October 29, 2008, article appearing in The Wall Street Journal, Wachovia Corp and CW Capital Asset Management LLC are preparing to foreclose on the malls in Macon, Georgia and Burlington, North Carolina that are owned by your sponsor and described on page 70 of the prospectus under the heading "Narrative Summary of Acquisitions of Non-Program Properties for the Period 1998 through 2007." Please include disclosure regarding this foreclosure in the prospectus under the heading "Adverse Business Developments." Additionally, please also disclose all other foreclosures and loan defaults related to your properties.

Estimated Dealer Manager Compensation and Expenses, page 158

3.   The total selling commissions and dealer manager fees for a minimum offering ($500,000) does not reconcile with the amount shown on page 65 ($400,000). Please advise or revise. Additionally, the amounts in the "Total Maximum" column do not add up to $51 million. Please revise.

Note 2 – Summary of Significant Accounting Policies, page F-6

Organization and Offering Costs, page F-9

4.   The estimated offering costs of approximately $500,000 for a minimum offering and $51,000,000 for a maximum offering do not reconcile with the amounts shown on page 65 ($750,000 and $61,200,000, respectively). Please advise or revise.

Appendix A, page A-1

5.   We note your disclosure that of the 18 non-public programs presented in Table III, some are presented on a GAAP basis and some are presented on an income tax basis (which may in turn be presented on either a cash basis or accrual basis). However, we note that you have provided Table III for only 12 non-public programs, all of which appear to be presented on an income tax basis. Please advise or revise, and include Table III for all programs the offering of which closed in the most recent five years. Also, please disclose in each Table III whether the presentation is on a cash basis or accrual basis.

Table I, page A-3

6.   We note your response to our prior comment 10 and your revisions to Table I. However, you have not revised the entire table to present each line item as a percentage of the total amount raised. You may also include dollar amounts in the table, provided the percentages are disclosed. Please revise the entire table as

previously requested. In this regard, the "Percent available for investment" line should reflect the percentage of proceeds remaining after deducting all offering expenses, rather than "100%." Provide similar revisions to Table I for the non-public programs on page A-8.

Table III, page A-5

7.   We note that there were no cash distributions to investors in 2005, however, you disclose a $400.30 distribution in the Source (on cash basis) – Operations line. In addition, we note that the source of cash distributions on a cash basis does not equal the source of cash distributions on a GAAP basis for 2006 or 2007. Please tell us how these amounts reconcile or revise.

Table II, page A-9

8.   Please disclose the dollar amount of cash generated from operations before deducting payments to the sponsor.

9.   Please confirm to us whether there was any compensation paid by DL-DW Holdings LLC to the sponsor in 2007 and tell us why you have not provided Table III disclosure for this program, as we note that you acquired Extended Stay Hotels in June 2007.

10.   Please revise the table to include in another separate column aggregate payments to the sponsor in the most recent three years from all other programs the offering of which closed prior to the most recent three years and indicate the number of programs involved.

Table VI, page II-7

11.   We note your response to our prior comment 14 and your revised disclosure. Please also revise the "Type of Property" line to identify the number of properties with respect to Belz Outlets.

Sales Literature

12.   Refer to the graphs on pages 4 and 5. Please clarify the measurements used on each graph.

13.   Refer to the volatility chart on pages 4-5. The comparison of the NCREIF index to stock prices for the S&P 500 does not appear to be appropriate, considering that the NCREIF index reflects the price of a property rather than the price of a stock. In addition, it is not clear why you believe the NCREIF index is an appropriate comparison to the value of non-traded REIT stock, since the value of the stock does not change over the life of the investment. Please revise to provide appropriate clarifying disclosure or remove the graph.

14.   Please revise the first paragraph on page 5 of the sales materials to remove the reference to your dividend rate. Considering that you have not yet commenced paying dividends, this statement is not appropriate. Remove all other references to your dividend rate from the sales materials. Also, revise the second paragraph on page 5 to clarify that dividends will be treated as a return of capital only when cash from operations is insufficient to fund the distribution.

15.   The information on pages 12-27 is not appropriate for sales materials relating to Lightstone REIT II. Despite the disclaimer on page 11, the inclusion of detailed property information may suggest to the reader that investors in Lightstone REIT II will hold an interest in these properties. Please remove these pages from the sales materials.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq.